FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Required to Make Public

A company announcement made on August 4, 2003. Also, pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended, hereinafter the “Law”), the registrant filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan, with copies to five stock exchanges in Japan, an Extraordinary Report (rinji-hokokusho) concerning the subject matter of the announcement prepared in the Japanese language on August 4, 2003. All significant information contained therein is contained in the announcement attached hereto and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: August 4, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

For Immediate Release

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku,

Tokyo 107-8414, Japan

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: August 4, 2003

URL: http://www.komatsu.com/

Notice Related to Change of Major Shareholder

Please be advised the following change of a major shareholder of Komatsu Ltd. as of June 30, 2003.

1.    Background of the Change

On July 29, 2003, from the agent in Japan of Brandes Investment Partners, L.L.C. (“Brandes”), a shareholder of Komatsu Ltd. (the “Company”), the Company received by mail a carbon copy of the Report of Change No. 8, dated July 16, 2003, filed by Brandes to Director of the Kanto Local Finance Bureau, and learned about the change of the major shareholder of the Company as follows.

2.    Name of Said Shareholder and Other Matters

1)	Name: Brandes Investment Partners, L.L.C.
2)	Address of Head Office: 11988 El Camino Real, Suite 500, San Diego, CA 92191-9048, U.S.A.
3)	Representative: Glenn Carlson, Chief Compliance Officer
4)	Business Description: Registered investment advisory firm in the United States of America

3.    The Numbers of Shares and Right to Vote Owned by Said Shareholder and Percentage of Total Votes

	Number of Shares Owned (Right to Vote)	Percentage of Total Votes	Position among Major Shareholders
Before (as of April 7, 2003)	108,860,584 shares (108,860 votes)	11.10%	First
After	94,927,318 shares (94,927 votes)	9.68%	First

Note: Shares of Common Stock Issued and Outstanding: 998,744,060 shares as of June 30, 2003

4.    Date of Change

June 30, 2003

5.    Outlook

This change of stock was made entirely and exclusively by the said shareholder, and thus any future action thereby remains uncertain.